UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Contact Control Interfaces, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Illinois

    Date of organization
    September 2, 2015

Physical address of issuer
5530 Union Centre Dr, Cincinnati, OH 45069

Website of issuer
https://contactci.co/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a Broker-Dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$55,241	$4,416
Cash & Cash Equivalents	$47,967	$2,639
Accounts Receivable	$0	$0
Short-term Debt	$469	$6,000
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	-$228,744	-$6,584

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 13, 2017

Contact Control Interfaces, LLC



Up to $1,070,000 of Crowd Notes

Contact Control Interfaces, LLC ("Contact CI," "the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by December 15, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by December 15, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 15, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased under Regulation CF is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY, NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE

MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://contactci.co/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://contactci.co/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this Offering may be found at: https://www.seedinvest.com/contact.ci/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Contact Control Interfaces, LLC (the "Company") is a Illinois Limited Liability Company, formed on September 2, 2015.

The Company is located at 5530 Union Centre Dr, Cincinnati, OH 45069.

The Company's website is https://contactci.co/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/contact.ci/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

Contact Control Interfaces (Contact CI) is creating haptic human computer interfaces to simulate the sense of touch. Contact CI's mission is to develop and foster a wide scale adoption of haptic technology, which simulates a realistic senses of finger-focused touch, unlocking the human potential only possible with intuitive and natural human computer interfaces.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,070,000
Minimum investment amount per investor	The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.
Offering deadline	December 15, 2017
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 11 and 20 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The Company has low cash position with less than one month of runway. If the Company is unable to hit its revenue projections or raise additional capital, it may be unable to meet its financial obligations.

Additionally, the amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Contact CI is over one year away from generating consistent revenue. Given the current stage of its product and the uncertainty around enterprise and consumer adoption and applications, the Company has little visibility into future revenue streams.

The Company is early in its product development cycle and has just shipped its alpha product. Contact CI still has a long R&D process before it can bring a viable product to market and may encounter unexpected technical hurdles. Contact CI may find that there is less demand than expected for its products.

Contact CI faces competition from other companies in VR glove space. Existing companies that engage in the VR business or are within the controller space could introduce new or enhance existing products. Contact CI's competitors include major companies worldwide. Many of these competitors have significantly greater financial, technical and human resources than the Company has and superior expertise in research and development and marketing approved products and thus may be better equipped than the Company to develop and commercialize products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Contract CI's growth.

The Company is not yet manufacturing its products at scale. The Company may face difficulties as it scales up its manufacturing efforts, including difficulty finding a manufacturer, designing a version of its product suitable for mass production, or achieving their target COGS.

Widespread VR adoption has been slower than expected over the past several years. If VR adoption does not increase in the coming years, the Company may find a smaller market than expected for its products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Craig Douglass and Tom Buchanan who are CEO and Chief Product Officer of the Company. The Company has entered into employment agreements with Craig Douglass and Tom Buchanan although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Craig Douglass or Tom Buchanan, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has a related party transaction. In 2016, Axiom Consulting exchanged services with the Company and received a $100,000 SAFE agreement. Axiom is a development partner with the Company and is involved with the alpha testing units.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment. To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 54.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Illinois law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Contact Control Interfaces, LLC ("Company") is a limited liability company ("LLC") formed under the laws of the State of Illinois on September 02, 2015. The Company is currently developing a next generation human computer interface with finite finger tracking and haptic sensations to improve immersion within virtual reality. The Company is currently in the testing and development phase. In the short term, the Company plans to continue in-market partner testing and application specific pilot projects to validate effectiveness, while preparing to launch a haptic license aimed at combining our sense of touch IP with with leading hand tracking solutions.

Business Plan
Contact Control Interfaces (Contact CI) is creating haptic human computer interfaces to simulate the sense of touch. Contact CI's mission is to develop and foster a wide scale adoption of haptic technology, which simulates a realistic senses of finger-focused touch, unlocking the human potential only possible with intuitive and natural human computer interfaces.

Maestro, our flagship product, is a haptic data glove featuring hand tracking, positional tracking, vibration haptics, and force feedback haptics, and they are currently in the hands of testing partners spanning from Stockholm to Los Angeles. After a call for partner submissions in Q2 2017, global interest was received from 50+ VR teams seeking Contact CI's haptics for content development, research, and testing projects.

The largest players in haptics drive a vast majority of their revenue from licensing their haptic IP to smart phone, PC, laptop, and gaming console manufacturers. We envision a similar model by licensing our technology to major VR players.

Over the next 18 months, we plan to first grow our engineering team and we plan to have full-time team to 6-10 members. In 2018, we will look to release a new version of Maestro with a larger group of testing partners while continuing to work with our early alpha testers.We will seek to launch more enterprise level trials to build our pipeline of interested OEM customers and validate our full application spectrum. With the results of these end user testing programs, we will seek to launch a Haptic IP licensing model to generate revenue long term by providing our technologie to VR platform OEMs. We currently have leveraged industry conferences to meet potential enterprise customers and partners. Post-raise, we will look to build our full stack engineering and business development teams and grow our Testing, R&D, and IP protection efforts.

We believe we could be acquired by existing VR hardware players or haptic industry incumbents or other hardware companies looking to gain a foothold in the VR space. However, our ambition is to grow beyond VR applications. We see ourselves as a haptic controller company and believe our devices could have control interface implications beyond VR.

The Company's Products and/or Services

Contact CI is extending the reach of human hands by developing haptic controllers for spatial computing and tele-robotics. Our flagship product, Maestro, is a haptic data glove improving human computer interactions within virtual reality. Maestro's haptic and tracking technologies allows a wearer to interact through natural finger gestures and touch digital objects, as if they were tangible, while using a VR headset like the HTC Vive.

Our first product is Maestro, a haptic data glove for VR. Our glove uses motion tracking and two haptic technologies. Our first haptic technology is a force feedback haptic system, which pulls back and restricts finger movement to simulate contact with objects in the VR space. Our second haptic technology is the vibration finger-caps system, which uses controlled pulses on the fingerprint area of the human finger. Swedish scientist have found this section of the finger is able to discriminate between surfaces patterned with ridges as small as 13 nanometres in amplitude . Fine tuned vibrations allow the user to feel subtle interactions and better simulates texture. We are also currently prototyping technology using flex-sensor finger tracking technology, which will leverage existing components which we can use to lower costs for our glove.

With Maestro, we are focused on VR enterprise applications such as:
- Training
- Research

- E-commerce
- Education

In the short term, we will continue in-market partner testing and application specific pilot projects to validate effectiveness, while preparing to launch a haptic license aimed at combining our sense of touch IP with with leading hand tracking solutions.

Manufacturing and Distribution:

1. Procurement & Sourcing
   - We source our components from 1st and 3rd party marketplace suppliers
   - We print internal plastics and external housing with high quality 3D printing suppliers
   - We fabricate in-house designed circuit boards with a small batch fabrication partner

2. Assembly
   - All PCBs, breakout boards, and components are assembled by hand in office - we are planning to outsource this when scaling.
   - Our current armband is repurposed archery arm guards with a foam layer added for comfort, but we will be transitioning to a custom foam armband that will have the needed structure for support of the housing on the arm and padding for the comfort of the user.
   - Our base glove is purchased from a golf glove manufacturer to enable maximum fit and comfort. It is then outfitted with the vibration motor finger caps and tracking exoskeleton. Outfitting is done by our small batch manufacturing partner. After the exotendons and vibration motor wires are fed through the exoskeleton, the top layer of fabric is applied for component protection and aesthetic appeal. We are looking into more custom base glove options
   - The glove is attached to the armband, exotendons attached to their respective tracking mechanisms, and vibration motor wires attached to their respective control systems within the housing.
   - Final touches are applied, battery is waist mounted. Optimizations in both the mechanical and electrical design can either get the battery small enough to fit in the housing, or some aspects of the electronics can be moved to a custom waist mounted housing to allow the forearm mounted housing to decrease in size.
   - Microcontroller and haptic drivers are uploaded with embedded software
   - Gloves are finally run through a series of validation tests to confirm proper assembly. This is currently done by a member of our team, but in the future we are planning to look into a robotic hand that will run through quality assurance of all aspects of the system.

3. Distribution
   - Parts are packed in foam and a box designed for optimized shipping protection.
   - Packaging is dropped off at our Logistics partner facilities to be directly shipped to customer.

Competition

Major players in global haptic market, include:
Immersion Corporation , Texas Instruments, Inc. , Precision Microdrives Ltd. , Johnson Electric Holdings Ltd., Ultrahaptics, On Semiconductor Corporation, Microchip Technologies, Inc., Synaptics Incorporated, SMK Corporation.

Smaller players in global haptic market with virtual reality strategies, include:
Dextra Robotics, Tactile Haptics, AxonVR, NeuroDigital Technologies, FirstTouchVR

Data Glove and gesture camera providers with a main focus on motion capture, include:
CyberGlove Solutions, ManusVR, Noitem, Virtual Motion Labs, 5th Dimension Tech, CBF Systems, Leap Motion

Customer Base

Our initial users will be enterprise customers. We see training and education use cases as the current largest markets, as well as interest from design and research customers. Our alpha testers include manufacturing companies leveraging our gloves for assembly line training side, surgeon simulators, and education platforms. We are also seeing interest from product manufactures and from retailers to leverage our platform to replace current expensive product testing processes.

- We have 5 Alpha testing partners currently.
  - We have received interest from 50+ developers and Research teams interested in testing program participation.
- 25+ corporation leads having expressed interest in enterprise Proof-of-Feasibility development and research projects.
  - 6 are actively being pursued by Contact CI at this time including the like of Jabil, P&G, General Mills, & Cincinnati Children's Hospital.
  - 85% of 449 American corporations surveyed by ABI research this summer stated they are at least in the early stages of investigating VR with only 4% of those corporations have VR tech currently deployed in their office.

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15497617	Exo-Tendon Motion Capture Glove Device with Haptic Grip Response	Non-Provisional Patent	April 25, 2017	Pending Approval	US
62/563883	Hand interface glove utilizing haptic force gradient generation via the alignment of fingertip haptic units.	Provisional Patent	September 27, 2017	N/A	US
62/331580	Exo-tendon Motion Capture Glove Device with Haptic Grip Response	Provisional Patent	May 4, 2016	N/A	US

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Country
87308680	IC 009. US 021 023 026 036 038. G & S: Computer hardware; Computer hardware for use in immersive digital environments and the simulation of physical sensations; Computer software and hardware for use in immersive digital environments and the simulation of physical sensations; Computer software for the databasing, visualization, manipulation, virtual reality immersion and integration of geographic information with on-line member communities	CONTACT CONTROL INTERFACES	January 20, 2017	United States

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date

Valve Corporation	Contact Control Interfaces	STEAMVR TRACKING LICENSE AGREEMENT	N/A

Litigation
None

Other
The Company's principal address is 5530 Union Centre Dr, Cincinnati, OH 45069

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	3.2%	$11,200	8.36%	$89,500
Research and Development	15%	$52,500	11.68%	$125,000
Equipment	2.85%	$9,975	2.43%	$26,000
Legal	8.5%	$29,750	7.94%	$85,000
Team Personnel	50%	$175,000	49.47%	$529,500
Operational	18.5%	$64,750	18.04%	$193,000
Marketing	1.95%	$6,825	2.06%	$22,000
Total	**100.00%**	**$350,000**	**100.00%**	**$1,070,000**

The above list of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Craig Douglass
All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO- November 2015 to Present
CFO- December 2014 to November 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-Founder, Contact CI- December 2014 to Present
Gym Attendant , Syracuse University- August 2011 to May 2015
Finance Intern, Techtronic Industries - May 2014 to August 2014

Name
Tom Buchanan
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief of Product- May 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-Founder, Contact CI- May 2014 to Present
FishBowl User Testing -September 2016 to Present
Challenge Course Facilitator & Adventure Trip Leader, Syracuse University -July 2014 to April 2015

Name
Dave Young
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member Board of Directors- June 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Partner, The Job Store Staffing Agency-Jan 2008 to Present
Partner, OneSource Employee Management- Jan 2009 to Present
Commissioner- Warren County Ohio- Jan 2005 to Present

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Craig Douglass
All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO- November 2015 to Present
CFO- December 2014 to November 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-Founder, Contact CI- December 2014 to Present
Gym Attendant , Syracuse University- August 2011 to May 2015
Finance Intern, Techtronic Industries - May 2014 to August 2014

Name
Tom Buchanan
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief of Product- May 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-Founder, Contact CI- May 2014 to Present

FishBowl User Testing -September 2016 to Present
Challenge Course Facilitator & Adventure Trip Leader, Syracuse University -July 2014 to April 2015

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Ohio.

CAPITALIZATION AND OWNERSHIP

Capitalization

During the twelve months ended December 31, 2016, $100,000 was received from an investor under the arrangement of a SAFE (Simple Agreement for Future Equity) agreement. Another $100,000 in equity was exchanged for services. These amounts are automatically redeemable into membership interests of the Company upon the Company entering into a qualified equity financing, at an average of 85% discount on the funding prices. These agreements represent rights for future participation in a future funding event and, as such, the amounts were recorded as additional paid in capital, at cost. Should the Company fail to enter into a qualified equity financing, no amounts are due or payable under the terms of the SAFE agreement, the agreements have no stated maturity, and no stated interest rates. The value of these agreements is capped at $3,052,632. During 2015, $5,000 was received as an investment from one investor. During 2016, an additional $85,100 was received from three investors (including the 2015 investor).

Ownership

A majority of the Company is owned by Craig Douglass, the CEO and Tom Buchanan, the Chief Product Officer.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Tom Buchanan	27.25%
Craig Douglass	27.25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale portion operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company has incurred losses from inception of approximately $235,238 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Research and development costs are expensed as incurred. Total expense related to research and development was $18,310 and $2,151 for the years ended December 31, 2016 and 2015, respectively.

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2016, and 2015, the Company had $47,967 and $2,639 in cash equivalents.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $2,127.90 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 4%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,0700,000 from investors through Regulation Crowdfunding before the deadline of December 15, 2017.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2016, Axiom Consulting exchanged services with the Company and received a $100,000 SAFE agreement. Axiom is a development partner with the Company and is involved with the alpha testing units.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: N/A

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The Company becomes a fully-reporting registrant with the SEC
2.   The Company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The Company has filed at least three annual reports, and has no more than $10 million in assets
4.   The Company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the securities
2.   To an accredited investor
3.   As part of an offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Craig Douglass
_____
(Signature)

Craig Douglass
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Craig Douglass
_____
(Signature)

Craig Douglass
_____
(Name)

CEO
_____
(Title)

/s/Tom Buchanan
_____
(Signature)

Tom Buchanan
_____
(Name)

CPO
_____
(Title)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

EXHIBIT C

PDF of SI Website

Investor Deck

Contact Control Interfaces, LLC
An Illinois Limited Liability Company

Financial Statements (unaudited) and
Independent Accountants' Review Report
December 31, 2016 and December 31, 2015

TABLE OF CONTENTS



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Members & Management
Contact Control Interfaces, LLC
Chicago, Illinois

We have reviewed the accompanying financial statements of Contact Control Interfaces, LLC (an Illinois limited liability company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2016 and from September 2, 2015 (inception) through December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 3 of the financial statements, Contact Control Interfaces, LLC has generated significant losses to date, generates negative cash flow from operations, and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about Contact Control Interfaces, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

October 04, 2017

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

Contact Control Interfaces, LLC
Balance Sheets
December 31, 2016 and December 31, 2015
(unaudited)

ASSETS

	December 31, 2016	December 31, 2015
Current Assets:		
Cash	$ 47,967	$ 2,639
Total current assets	47,967	2,639
Property, Plant and Equipment, net	7,274	1,777
Total Assets	$ 55,241	$ 4,416

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 469	$ 6,000
Total current liabilities	469	6,000
Commitments & Contingencies	-	-
Members' Equity:		
Members' equity	290,100	5,000
Accumulated deficit	(235,328)	(6,584)
Total members' equity	54,772	(1,584)
Total Liabilities & Members' Equity	$ 55,241	$ 4,416

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Contact Control Interfaces, LLC
Statements of Operations
Year Ended December 31, 2016 and September 02, 2015 (inception) to December 31, 2015
(unaudited)

	Year ended December 31, 2016	September 02, 2015 (inception) to December 31, 2015
Revenue	$ -	$ -
Expenses:		
Content design and developers	115,798	-
Demoing and training	15,980	-
Meals and entertainment	35,889	1,820
R&D/WIP inventory materials	18,779	2,151
Travel	17,626	1,655
General and administrative	24,672	7,808
Total operating expenses	228,744	13,434
Net loss from operations	(228,744)	(13,434)
Other income (expense)		
Grant Income	-	6,850
Net Loss	$ (228,744)	$ (6,584)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Contact Control Interfaces, LLC
Statement of Changes in Members' Equity
For the Period from September 02, 2015 (inception) to December 31, 2016
(unaudited)

	Membership Interests	Accumulated Deficit	Total Members' Equity
Balance - September 02, 2015	-	-	-
Membership Interest issued for Cash	5,000		5,000
Net loss	-	(6,584)	(6,584)
Balance December 31, 2015	**5,000**	**(6,584)**	**(1,584)**
Membership Interest issued for Cash	85,100		85,100
Membership Interest issued for SAFE	200,000		200,000
Net Loss	-	(228,744)	(228,744)
Balance - December 31, 2016	**290,100**	**(235,328)**	**54,772**

Contact Control Interfaces, LLC
Statements of Cash Flows
Year Ended December 31, 2016 and September 02, 2015 (inception) to December 31, 2015
(unaudited)

	Year ended December 31, 2016	September 02, 2015 (inception) to December 31, 2015
Cash flows from operating activities:		
Net loss	$ (228,744)	$ (6,584)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense	14	32
Change in assets and liabilities		
Accounts payable and accrued expenses	(5,531)	6,000
Net cash used by operating activities	(234,261)	(552)
Cash flows from investing activities:		
Purchase of PP&E	(5,512)	(1,809)
Net cash used by investing activities	(5,512)	(1,809)
Cash flows from financing activities:		
Proceeds from issuance of membership interest	85,100	5,000
Proceeds from issuance of SAFE	200,000	-
Net cash provided by financing activities	285,100	5,000
Net increase in cash	45,328	2,639
Cash at beginning of period	2,639	-
Cash at end of period	$ 47,967	$ 2,639
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Organization

Contact Control Interfaces, LLC ("Company") is a limited liability company ("LLC") formed under the laws of the State of Illinois on September 02, 2015. The Company is currently developing the next generation user input with finite finger tracking and haptic sensations to improve immersion within virtual reality. The Company is currently in the testing phase.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company recognized $2,115 and $0 in advertising, marketing, and promotional costs, respectively.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale portion operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. At December 31, 2016 and December 31, 2015, there were no accounts receivable.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The following is a summary of fixed assets as of December 31, 2016 and 2015:

	12/31/2016	12/31/2015
Fixed Assets, at cost	$ 7,321	$ 1,809
Less Accumulated Depreciation	(46)	(32)
Fixed Assets, net	$ 7,275	$ 1,777
Depreciation Expense	$ 46	$ 32

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level

3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $18,310 and $2,151 for the years ended December 31, 2016 and 2015, respectively

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and Illinois state. The Company's tax years since inception are open to examination.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2016, and 2015, the Company had $47,967 and $2,639 in cash equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – MEMBERS' EQUITY

During the twelve months ended December 31, 2016, $100,000 was received from an investor under the arrangement of a SAFE (Simple Agreement for Future Equity) agreement. Another $100,000 in equity was exchanged for services. These amounts are automatically redeemable into membership interests of the Company upon the Company entering into a qualified equity financing, at an average of 85% discount on the funding prices. These agreements represent rights for future participation in a future funding event and, as such, the amounts were recorded as additional paid in capital, at cost. Should the Company fail to enter into a qualified equity financing, no amounts are due or payable under the terms of the SAFE agreement, the agreements have no stated maturity, and no stated interest rates. The value of these agreements is capped at $3,052,632. During 2015, $5,000 was received as an investment from one investor. During 2016, an additional $85,100 was received from three investors (including the 2015 investor).

NOTE 3 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $235,238 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – RELATED PARTY TRANSACTIONS

In 2016, Axiom Consulting exchanged services with the Company and received a $100,000 SAFE agreement. Axiom is a development partner with the Company and is involved with the alpha testing units.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 04, 2017, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure.

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Contact CI

Developing haptic interfaces to bring the sense of touch into virtual reality. Edit Profile

$500	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: http://contactci.co

Share:

Est. Haptic Tech Market By 2022

$19B

Est. Haptic Tech CAGR By 2022

16%

- Five Alpha Testing Partners: Mississippi State University, Makami College, Baby Giant Hollyberg, Warpin Media, and Axiom Product Development.
- 25+ corporation leads having expressed interest, including P&G, General Mills, Jabil, & Cincinnati Children's Hospital
- One Patent Pending and Two Provisional Patents filed.
- Kairos Society K50, RvD IDEA Awards Winner, Chicago Innovation Awards 2015 Nominee

- Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

Contact CI is extending the reach of human hands by developing haptic controllers for spatial computing and tele-robotics.

"Anything is possible in VR, but when you reach out the careful illusion falls apart…The ability to move your hands with a natural feedback is the missing piece to full, intuitive immersion."

- Josh Farkas - Founder, CEO, & VR Development Lead of Cubicle Ninjas

Contact Control Interfaces (Contact CI) is creating haptic human computer interfaces to simulate the sense of touch. Contact CI's mission is to develop and foster a wide scale adoption of haptic technology, which simulates a realistic senses of finger-focused touch, unlocking the human potential only possible with intuitive and natural human computer interfaces.

Maestro, our flagship product, is a haptic data glove featuring hand tracking, positional tracking, vibration haptics, and force feedback haptics, and they are currently in the hands of testing partners spanning from Stockholm to Los Angeles. After a call for partner submissions in Q2 2017, global interest was received from 50+ VR teams seeking Contact CI's haptics for content development, research, and testing projects.

The largest players in haptics drive a vast majority of their revenue from licensing their haptic IP to smart phone, PC, laptop, and gaming console manufacturers. We envision a similar model by licensing our technology to major VR players.

Product & Service

Contact CI is extending the reach of human hands by developing haptic controllers for spatial computing and tele-robotics. Our flagship product, Maestro, is a haptic data glove improving human computer interactions within virtual reality. Maestro's haptic and tracking technologies allows a wearer to interact through natural finger gestures and touch digital objects, as if they were tangible, while using a VR headset like the HTC Vive.

Our first product is Maestro, a haptic data glove for VR. Our glove uses motion tracking and two haptic technologies. Our first haptic technology is a force feedback haptic system, which pulls back and restricts finger movement to simulate contact with objects in the VR space. Our second haptic technology is the vibration finger-caps system, which uses controlled pulses on the fingerprint area of the human finger. Swedish scientist have found this section of the finger is able to discriminate between surfaces patterned with ridges as small as 13 nanometres in amplitude . Fine tuned vibrations allow the user to feel subtle interactions and better simulates texture.

We are also currently prototyping technology using flex-sensor finger tracking technology, which will leverage existing components which we can use to lower costs for our glove.

With Maestro, we are focused on VR enterprise applications such as:

- Training
- Research
- E-commerce
- Education

In the short term, we will continue in-market partner testing and application specific pilot projects to validate effectiveness, while preparing to launch a haptic license aimed at combining our sense of touch IP with with leading hand tracking solutions.

Manufacturing and Distribution:

1. Procurement & Sourcing

- We source our components from 1st and 3rd party marketplace suppliers
- We print internal plastics and external housing with high quality 3D printing suppliers
- We fabricate in-house designed circuit boards with a small batch fabrication partner

2. Assembly

- All PCBs, breakout boards, and components are assembled by hand in office - we are planning to outsource this when scaling.
- Our current armband is repurposed archery arm guards with a foam layer added for comfort, but we will be transitioning to a custom foam armband that will have the needed structure for support of the housing on the arm and padding for the comfort of the user.
- Our base glove is purchased from a golf glove manufacturer to enable maximum fit and comfort. It is then outfitted with the vibration motor finger caps and tracking exoskeleton. Outfitting is done by our small batch manufacturing partner. After the exotendons and vibration motor wires are fed through the exoskeleton, the top layer of fabric is applied for component protection and aesthetic appeal. We are looking into more custom base glove options
- The glove is attached to the armband, exotendons attached to their respective tracking mechanisms, and vibration motor wires attached to their respective control systems within the housing.
- Final touches are applied, battery is waist mounted. Optimizations in both the mechanical and electrical design can either get the battery small enough to fit in the housing, or some aspects of the electronics can be moved to a custom waist mounted housing to allow the forearm mounted housing to decrease in size.
- Microcontroller and haptic drivers are uploaded with embed software
- Gloves are finally run through a series of validation tests to confirm proper assembly. This is currently done by a member of our team, but in the future we are planning to look into a robotic hand that will run through quality assurance of all aspects of the system.

3. Distribution

- Parts are packed in foam and a box designed for optimized shipping protection.
- Packaging is dropped off at our Logistics partner facilities to be directly shipped to customer.

Gallery







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Media Mentions















Team Story

At Contact CI we recognize that the way humans interact with both physical tools and complex data has defined our success as a species. With Virtual Reality, our data has become immersive, but our interfaces remain primitive. We are developing Maestro to bring Natural Touch and gesture controls into the spatial computing era, and unlock the powerful potential of the human hand in these digital worlds of limitless potential. As Syracuse University students in 2014, the founding team began Contact CI's work on extending the reach of human hands. Mutual passions for biomimetics, wearables, immersive technology, gaming, and robotics has continually help shape the team's vision for natural and realistic human computer interfaces.The goal today remains the same with the team headquartered in Cincinnati, passionately developing haptic technologies. We're a small team growing quickly to rapidly develop and iterate the Maestro hardware and software. Our team has been described as extremely curious minds, with ambitious spirits, and massive passions for immersive experiences.

Founders and Officers



Tom Buchanan
CHIEF OF PRODUCT



Craig Douglass
CEO

Key Team Members



John Schroeder
CTO

Notable Advisors & Investors

Dave Young
Investor, Co-Founder/Partner OneSource Employee Management & The Job Store Staffing

Steve Veldhuis
Investor, Co-Founder/CEO E-Technologies Group

Dave Johnson
Investor, Founder/President First Shift Tech

DJ

Darren Kuzma
Advisor, General Manager Axiom Product Development, North America

Tim Meyer
Advisor, Inventor of our Exotendon Motion Capture Co-Founder Contact CI

Robert W. Meyer
Advisor, President, Medical Staff Medical Director, Rehab Services FF Thompson Hospital

RM

Q&A with the Founder

Q: Please detail your product and the core underlying technology.

Contact CI: Our first product is Maestro, a haptic data glove for VR. Our glove uses motion capture and two haptic technologies. Our first haptic technology is a force feedback haptic system, which pulls back and restricts finger movement to simulate contact with objects in the VR space. Our second haptic technology is a vibration finger-cap system which uses controlling pulses to the fingertips where 60-70% of touch is felt. We are also currently prototyping data gloves using flex-sensor finger tracking technology, which will leverage existing haptic components, this may lower costs of our glove and provide first validation for our haptics licensing model.

Q: Please detail your customers and primary use cases.

Contact CI: Our initial users will be enterprise customers with VR end user applications. We see training and education use cases as the current largest markets, as well as interest from design and research customers. Our alpha testers include manufacturing companies leveraging our gloves for assembly line training side, professional simulation training, and education platforms. We are also seeing interest from product manufactures such as P&G and from retailers to leverage our platform to replace current expensive product testing processes.

Q: Please detail your customer acquisition and sales strategy.

Contact CI: We currently have leveraged industry conferences to meet potential enterprise customers and partners. Post-raise, we will look to build our business development teams, increase our online marketing exposure, and increase expo attendance to showcase in person demonstrations of our product.

Q: Please detail your customer pipeline.

Contact CI: We have five Alpha testing partners currently. 50+ developers and Research teams have expressed interests in testing program participation. We have three VR arcade franchises lined up for on location consumer testing. Additionally, we have 25+ corporation leads having expressed interest in enterprise Proof-of-Feasibility development and research projects. Six of them are actively being pursued by Contact CI at this time including the likes of Jabil, P&G, General Mills, & Cincinnati Children's Hospital. 85% of 449 American corporations surveyed by ABI research this summer stated they are at least in the early stages of investigating VR with only 4% of those corporations have VR tech currently deployed in their office.

Q: Please detail early learnings from your alpha units.

Contact CI: So far, we have only had anecdotal but positive conversations with our testing partners. One example being a developer stating "Grabbing the cubes feels quite real actually." We will collect a concrete set of data with the partner survey at the end of the testing period. Biggest cause of issue expressed thus far has been the calibration process.

Q: Please detail your IP.

Contact CI: Our core IP lies in our two haptic and exotendon motion capture technologies. We have a non-provisional patent titled "Exo-Tendon Motion Capture Glove Device with Haptic Grip Response" pending with a file date in April, after a provisional patent with the same title was filed in May of 2016. This September we filed a second provisional patent titled "Hand interface glove utilizing haptic force gradient generation via the alignment of fingertip haptic units."

Q: Please detail your strategy to scale post-raise and product roadmap.

Contact CI: Over the next 18 months, we will look to grow our full-time team to 10, First growing our engineering team. In 2018, we will look to release a new version of Maestro with a larger group of testing partners while continuing to work with our early alpha testers.We will seek to launch more enterprise level trials to build our pipeline of interested OEM customers and validate our full application spectrum. With the results of these end user testing programs, we will seek to launch a Haptic IP licensing model to generate revenue long term by providing our technologie to VR platform OEMs. We currently have leveraged industry conferences to meet potential enterprise customers and partners. Post-raise, we will look to build our full stack engineering and business development teams and grow our Testing, R&D, and IP protection efforts.

Q: What do you view as your exit opportunity?

Contact CI: We could be acquired by existing VR hardware players or haptic industry incumbents such as Google, Microsoft, Intel, Facebook, HTC, Razer, Sony, Immersion Corporation, Synaptics or other hardware companies such as Logitech looking to gain a foothold in the VR space. However, our ambition is to grow beyond VR applications. We see ourselves as a haptic controller company and believe our devices could have control interface implications beyond VR.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D – RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,070,000	US $1,070,000
Minimum Investment	$20,000	US $500
Target minimum	US $350,000	US $350,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $4,000,000	US $4,000,000
Interest rate	4.0%	4.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an Investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an Investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount is Raised

If Maximum Amount is Raised

Marketing — Operational — Team Personnel — Legal — Equipment — R&D

Investor Perks

Tier 1

Invest within 20 days of the Campaign being live.

Receive a Contact CI swag package including a hat and T-Shirt.

Tier 2

Invest $40,000 to $124,999.

Receive a HTC Vive and VR computer loaded with the Contact CI team's favorite VR applications.

Tier 3

Invest $125,000 or greater.

Meet the founding team at VoidVR to experience their, just announced, warehouse scale VR experience made with Disney and ILMxLAB.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Contact CI's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $620,000
Close Date	Apr 11, 2017
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Pre-Seed	
Round Size	US $90,000
Close Date	Nov 19, 2016
Security Type	Preferred Equity
Pre-Money Valuation	US $1,000,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and the Reviewed Financials in the Data Room in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale portion operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company has incurred losses from inception of approximately $235,238 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Research and development costs are expensed as incurred. Total expense related to research and development was $18,310 and $2,151 for the years ended December 31, 2016 and 2015, respectively.

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2016, and 2015, the Company had $47,967 and $2,639 in cash equivalents.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $2,127.90 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

The largest players in haptics drive a vast majority of their revenue from licensing their haptic IP to smart phone, PC, laptop, and gaming console manufacturers. We envision a similar model by licensing our technology to major VR players.

Larger haptic players:

Immersion Corporations Revenue:

2016: $57,086,000 with 98.2% brought in from haptic royalties and licensing.

2015: $63,393,000 with 97.3 % brought in from haptic royalties and licensing.

2014: $52,937,000 with 97.9% brought in from haptic royalties and licensing.

Immersion Corporation describes their business as a "premier licensing company focused on the creation, design, development, and licensing of innovative haptic technologies that allow people to use their sense of touch more fully as they engage with products and experience the digital world around them."

   - Immersion Corporation Annual 10k, March 2017

Synaptics Incorporated Revenue:

2017: $ 1,718,200,000, with 87% coming from human interface product solutions in mobile product applications.

2016: $ 1,666,900,000 with 88% coming from human interface product solutions in mobile product applications.

2015: $ 1,703,000,000, with with 85% coming from human interface product solutions in mobile product applications.

Synaptics describes their business as being a "leading worldwide developer and supplier of custom-designed human interface semiconductor product solutions that enable people to interact more easily and intuitively with a wide variety of mobile computing"

   -Synaptics Incorporated, Annual 10k, September 2017

Immersion and Synaptics both pioneered a crucial piece of touch-enabling tech, which allowed them to capitalize on a fundamental change in human computer interaction as the world moved to a touch screen centered society. VR/AR represent another major disruptive change in human computer interaction. As Immersive Computing (VR/AR) gain market traction and global adoption, being the leading provider of a touch interaction technology to platform OEM, with IP protections in place, is a very lucrative opportunity.

Major players in global haptic market, include:

   Immersion Corporation , Texas Instruments, Inc. , Precision Microdrives Ltd. , Johnson Electric Holdings Ltd., Ultrahaptics , On Semiconductor Corporation , Microchip Technologies, Inc. , Synaptics Incorporated , SMK Corporation.

Smaller players in global haptic market with virtual reality strategies, include:

Dextra Robotics, Tactile Haptics, AxonVR, NeuroDigital Technologies, FirstTouchVR, CyberGlove Solutions

Data Glove and gesture camera providers with a main focus on motion capture, include:

CyberGlove Solutions, ManusVR, Noitem, Virtual Motion Labs, 5th Dimension Tech, CBF Systems, Leap Motion

Haptic Product, primarily split into:

Microcontrollers

Drivers

Actuators

Software

User Input

Haptic End users/applications, primarily split into:

Automotive & Transportation

Consumer Electronics

Education & Research

Gaming

Healthcare

Engineering & Design

EDIT PROFILE SHARE

Simulation Training

Note: This section represents managements' current view with respect to the potential market size for Contact CI based on business models of larger or more established companies in the haptic industry. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The Company has low cash position with less than one month of runway. If the Company is unable to hit its revenue projections or raise additional capital, it may be unable to meet its financial obligations.

Additionally, the amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Contact CI is over one year away from generating consistent revenue. Given the current stage of its product and the uncertainty around enterprise and consumer adoption and applications, the Company has little visibility into future revenue streams.

The Company is early in its product development cycle and has just shipped its alpha product. Contact CI still has a long R&D process before it can bring a viable product to market and may encounter unexpected technical hurdles. Contact CI may find that there is less demand than expected for its products.

Contact CI faces competition from other companies in VR glove space. Existing companies that engage in the VR business or are within the controller space could introduce new or enhance existing products. Contact CI's competitors include major companies worldwide. Many of these competitors have significantly greater financial, technical and human resources than the Company has and superior expertise in research and development and marketing approved products and thus may be better equipped than the Company to develop and commercialize products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Contract CI's growth.

The Company is not yet manufacturing its products at scale. The Company may face difficulties as it scales up its manufacturing efforts, including difficulty finding a manufacturer, designing a version of its product suitable for mass production, or achieving their target COGS.

Widespread VR adoption has been slower than expected over the past several years. If VR adoption does not increase in the coming years, the Company may find a smaller market than expected for its products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Craig Douglass and Tom Buchanan who are CEO and Chief Product Officer of the Company. The Company has entered into employment agreements with Craig Douglass and Tom Buchanan although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Craig Douglass or Tom Buchanan, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has a related party transaction. In 2016, Axiom Consulting exchanged services with the Company and received a $100,000 SAFE agreement. Axiom is a development partner with the Company and is involved with the alpha testing units.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment. To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 54.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Illinois law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (1 file)	Sep 7, 2017	Folder
Product or Service (5 files)	Sep 7, 2017	Folder
Financials (2 files)	Oct 17, 2017	Folder
Fundraising Round (3 files)	Oct 17, 2017	Folder
Investor Agreements (1 file)	Oct 17, 2017	Folder
Miscellaneous (1 file)	Oct 17, 2017	Folder

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contact ci

Feel the unreal in VR with Natural Touch



This presentation contains offering materials prepared solely by Contact CI without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



IN VR, HANDS ARE NEEDED



Adi Robertson
Writer for The Verge

"Haptic feedback, delivered through the glove, is the next big frontier. Sight tells us what the world is, but touch and motion is what gives us an intimate connection to it."



Micheal Abrash
Chief Scientist Oculus VR

"The only thing I see displacing Touch-like controllers is the ability to use your hands as direct physical manipulators."



Marc Metis
VP HTC VIVE X

"Touch with hand tracking, it's seen as a when not if piece of the VR ecosystem."



Ben Lang
Managing Editor for Road To VR

"Our hands are our primary means of interacting with the world around us, and getting them "right" in VR can make it that much easier to feel immersed and present inside of your virtual body."

3

We create haptic
human computer interfaces
to simulate the sense of touch.



contact ci



Media Mentions of Contact CI







Tech Crunch
Brian Heater

"Sometimes the coolest demos at a convention are tucked away...One of the **hidden gems of this year's E3(2016) arrives courtesy Contact CI."**

UploadVR
Joe Durbin

"For example, in my demo there was a bottle. When I **went to pick it up the motors pulled back on the tendons in the glove and sent a very clear "Yo! There's a bottle there,** "message to my brain."

Digital Trends
Jon Martindale

"One of the most groundbreaking additions to virtual reality has been the HTC Vive's motion controllers. **Maestro is designed to take things to the next level.**"

5



Force Feedback Haptics

Our proprietary system of tendon biomimicry creates a force on individual fingers. When a VR avatar's finger detects a collision in an experience, exotendons restrict that finger's movement, to simulate the feeling of touching a naturally rigid object.







Vibration Haptics

Vast majority of a finger's touch sensing nerves are located in the fingertip; mimicking these subtle feelings of touch within a simulation allows the user to interact with virtual interfaces and objects intuitively.







Finger Tracking

Compatible motion capture systems with our haptics

- Our Proprietary Exotendon Data Glove

- Flex Sensor Data Gloves

Next in line for validation:

- IMU Data Gloves
- Markerless Computer Vision Cameras
- Marker Motion Capture





8



October
Proof of concept - Exotendon motion tracking of index finger, middle finger, thumb, and wrist



February
Proof of concept - 19 degrees of freedom Exotendon motion tracking



August
Proof of concept - integrated vibration haptics



April
SVVR Expo - First public demo of force feedback & vibration haptics





Both Haptic systems with Flex Sensor Motion Capture

September

14 **15** **16** **17**

Completion of haptics viability testing on following systems:
Vibration
Pressure
Force Feedback
Temperature

May



E3 - Unveil of VR integration- HTC Vive

June



Proof of Concept - 5 Finger Force Feedback Haptics

December



Maestro Alpha Ships 1st Units to Testing Partners

August



In-Market Partner Testing



Alpha Testing with Developers creating VR Apps for Training, Enterprises, Research, Gaming, E-commerce, & Education.

1st gloves shipped August 7, 2017













Immersion Corporation's Revenue:
2016: $ 57,086,000 with 98.2% brought in from software haptic IP royalties and licensing.
2015: $ 63,393,000 with 97.3% brought in from software haptic IP royalties and licensing.
2014: $ 52,937,000 with 97.9% brought in from software haptic IP royalties and licensing.

Synaptics Incorporated Revenue:
2017: $ 1,718,200,000 human interface product solutions in mobile accounted for 87%.
2016: $ 1,666,900,000 human interface product solutions in mobile accounted for 88%.
2015: $ 1,703,000,000 human interface product solutions in mobile accounted for 85%.

Pioneers of interaction tech that enabled the effectiveness of touch screens, allowed both to capitalize on that fundamental change in human computer interaction.

As immersive computing (VR/AR) gain market traction, even if it only it grows to a fraction of the smart phone market, being the leading provider of a touch interaction technology to platform OEM's, with IP protections in place, is a very lucrative opportunity.



Figure 52. VR/AR Market Potential

(US$, tn)
2.5
2
1.5
1
0.5
0
0.2
0.9
2.3
addressable market
related market
Film, DVD, DL game
e-commerce
Mobile commerce
Mobile device
2015
...
2020
...
...
2035

Source: Citi Research

This section represents managements' current view with respect to the potential market size for Contact CI based on business models of larger or more established companies in the haptic industry. It does not represent guarantees of future results, levels of activity, performance, or achievements.



Team



Craig Douglass
Co-Founder & CEO



Tom Buchanan
Co-Founder & Chief of Product



John Schroeder
Chief of Technology



Zach Schroeder
Software Engineer



Samuel Tate
Creative & Experience Director



Sam Donaldson
Senior Graphic Designer



Lucus Hehir
Unity Developer



Chloe Meyer
Environment Designer



Zac Nelson
Senior Industrial Designer at Axiom / Development Partner



Keven Walter
Industrial Designer at Axiom / Development Partner



Chris Hoeting
Packaging Specialist at Axiom / Development Partner



Jenifer Sult
Director, Design, & Product Development at Cut & Sewn / Development Partner



Advisory Board

Tim Meyer
Inventor of our Exotendon Motion Capture
Experience: Co-Founder Contact CI, Mechanical Engineer, Fluid Systems Engineer at Precision Valve & Automation

Dave Johnson
Founder/President – First Shift Tech
Experience: Electrical Engineer, Technical Sales, Semiconductor Industry, and Angel Investing.

Steve Veldhuis
Co-Founder/CEO – E-Technologies Group
Experience: CEO & CFO, Process Automation, Scaling/Managing at Hyper Growth, and Electrical Engineer

Darren Kuzma
General Manager – Axiom Product Development, North America
Experience: Product Development, Consumer Electronics, Operations Management, Technical Writing, Small Scale Manufacturing, and Plastics Molding Machinery.

Robert W. Meyer, MD
President of Medical Staff and Medical Director of Rehab Services, FF Thompson Hospital
Experience: Surgical Practice, Board Certification: Diplomat of the American Board of Orthopaedic Surgeons, and Fellow of American Academy of Orthopaedic Surgeons.

Dave Young
Co-Founder/Partner- OneSource Employee Management and The Job Store Staffing
Experience: Human Resources, Strategic Planning, Financial Management, and Local Politics



Priorities of Seed Investment

Launch Haptic Licensing Model
Expand R&D on Haptic IP
Increase Testing & Production Capabilties
Grow and Attract New Partnerships with
VR Platform Providers Scale Team
Personnel

